ParkerVision Reports Third Quarter 2017 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 14, 2017 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and nine months ended September 30, 2017.

Third Quarter 2017 Summary and Recent Developments

•	Sales of Milo™ brand consumer Wi-Fi products began mid-October 2017 through online sales channels including www.milowifi.com and www.amazon.com.

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Third quarter activities to prepare for Milo sales included sourcing of component inventory, launch of brand awareness campaign and other pre-sale marketing activities, and preparation of ecommerce site, production facilities, and customer service resources.

•	German infringement case against Apple for Intel-based devices to be heard by Munich District Court on November 16, 2017.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased with the launch of our Milo product line and the favorable customer feedback we’ve received thus far. Our online awareness campaign continued to ramp throughout the last quarter and has now transitioned to a sales and marketing campaign. We have invested in inventory and manufacturing processes and are preparing for the holiday buying season as well as additional product refinements and feature expansion of our product line. We are also exploring additional sales channels which we believe will complement our direct to consumer campaign while significantly increasing revenue potential and awareness of our products.”

Mr. Parker continued, “We believe we have convincing and irrefutable arguments to present in our patent infringement case against Apple this week and we are hoping for a swift and favorable decision from the Munich District Court in this case. The analysis we conducted and will discuss with the Court clearly shows that our patented RF energy sampling is a fundamental building block of the RF receivers used in Apple’s products.”

Third Quarter and Nine Month Financial Results

•

GAAP net loss for the third quarter of 2017 was $4.4 million, or $0.24 per common share, compared to a $2.3 million GAAP net loss, or $0.18 per common share, for the third quarter of 2016.  Third quarter 2016 results included gross profit from licensing and settlement revenue of approximately $3.7 million.

•	GAAP net loss for the first nine months of 2017 was $12.9 million, or $0.76 per common share, compared to a $15.8 million GAAP net loss, or $1.33 per common share, for the first nine months of 2016.
•	At September 30, 2017, the Company had $0.5 million in cash, cash equivalents, restricted cash equivalents and available-for-sale securities and $1.1 million in inventory.
•

On August 14, 2017, the Company entered into an At Market Issuance Sales Agreement with FBR Capital Markets & Co. for the sale of shares of the Company’s common stock, from time to time, up to an aggregate of approximately $4.4 million.  At September 30, 2017, the Company had approximately $3.2 million remaining available under this agreement.

•

On October 17, 2017, the Company sold 312,500 shares of common stock to Aspire Capital Fund, LLC (“Aspire”) at $1.60 per share for proceeds of $0.5 million.  Aspire also committed to purchase, at the Company’s sole discretion, up to an aggregate of $20 million of common stock over a thirty-month period, subject to registration of the underlying shares of common stock.  The Company issued 287,500 shares of common stock to Aspire as a commitment fee for the transaction.   The Company has filed a registration statement to register an aggregate of 4 million shares of common stock under this agreement.

Conference Call

The Company will host a conference call and webcast on November 14, 2017 at 4:30 p.m. Eastern to review its third quarter 2017 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 9388049, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies, which enable advanced wireless solutions for current and next generation communications networks. Currently developing several new products to enhance Wi-Fi connectivity for small businesses and consumers, ParkerVision has recently unveiled a family of products under the Milo™ brand that leverages existing Wi-Fi infrastructure to create more optimal Wi-Fi configuration and superior coverage.  For more information please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2016 and the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2017. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Laurie Little
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

 (TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

	September 30,	December 31,
	2017	2016
(in thousands)	Unaudited
Cash, cash equivalents and restricted cash equivalents	$436	$1,169
Available-for-sale securities	101	14
Prepaid and other current assets	1,249	686
Inventories	1,128	170
Property and equipment, net	397	269
Intangible assets	5,360	6,268
Other long-term assets	15	-
Total assets	8,686	8,576

Current liabilities	2,832	2,509
Long-term liabilities	14,099	14,186
Shareholders’ (deficit) equity	(8,245)	(8,119)
Total liabilities and shareholders’ (deficit) equity	$8,686	$8,576

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue	$-	$4,000	$-	$4,064
Cost of sales	-	(301)	-	(342)
Gross margin	-	3,699	-	3,722

Research and development expenses	911	1,016	3,538	2,380
Selling, general and administrative expenses	3,423	3,620	9,481	13,453
Total operating expenses	4,334	4,636	13,019	15,833

Interest and other income (expense)	(8)	(11)	(26)	(34)
Change in fair value of contingent payment obligation	(38)	(726)	129	(3,033)
Total interest and other	(46)	(737)	103	(3,067)

Net loss before income taxes	(4,380)	(1,674)	(12,916)	(15,178)
Foreign income tax expense	-	(660)	-	(660)

Net loss	$(4,380)	$(2,334)	$(12,916)	$(15,838)

Basic and diluted net loss per common share	$(0.24)	$(0.18)	$(0.76)	$(1.33)

Weighted average shares outstanding	18,026	12,846	16,923	11,949

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net cash used in operating activities	$(3,174)	$(2,887)	$(11,054)	$(11,802)
Net cash provided by (used in) investing activities	1,773	(436)	(335)	1,044
Net cash provided by (used in) financing activities	985	(114)	10,656	13,784

Net (decrease) increase in cash, cash equivalents & restricted cash equivalents	(416)	(3,437)	(733)	3,026

Cash, cash equivalents & restricted cash equivalents - beginning of period	852	6,638	1,169	175

Cash, cash equivalents & restricted cash equivalents - end of period	$436	$3,201	$436	$3,201

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three and six months ended June  30, 2017 and 2016, respectively, follow:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net loss	$(4,380)	$(2,334)	$(12,916)	$(15,838)
Excluded items:
Share-based compensation	503	1,423	1,708	1,488
Change in fair value of contingent payment obligation	38	726	(129)	3,033
Adjusted net loss	$(3,839)	$(185)	$(11,337)	$(11,317)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Basic and diluted net loss per common share	$(0.24)	$(0.18)	$(0.76)	$(1.33)
Excluded items on a per share basis	0.03	0.17	0.09	0.38
Adjusted net loss per common share	$(0.21)	$(0.01)	$(0.67)	$(0.95)

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